EXHIBIT K

The information included herein supplements the information about Brazil contained in Brazil’s annual report for 2001 on Form 18-K filed with the SEC on June 28, 2002, as amended from time to time. To the extent the information herein is inconsistent with the information contained in such annual report, the information herein replaces such information. Initially capitalized terms not defined herein have the meanings ascribed to them in that annual report. Cross-references herein are to sections in that annual report.

Recent Economic Developments

The second half of 2002 and the first quarter of 2003 posed several challenges for Brazil, which arose in large part from the effects of Argentina’s financial crisis, a weak global economy, uncertainties about the country’s national elections held in October 2002 and concerns about terrorism and tensions in the Middle East. Through much of the period from July through October 2002, the real declined against the U.S. dollar. The real-U.S. dollar exchange rate (sell side), as published by the Central Bank, declined from R$2.8444 to U.S.$1.00 on June 28, 2002 to R$3.4285 to U.S.$1.00 on July 31, 2002 and to R$3.8949 to U.S.$1.00 on September 30, 2002 before reaching a low of R$3.9552 to U.S.$1.00 on October 22, 2002. Following the October 2002 elections, the real began to recover against the U.S. dollar, reaching R$3.5333 to U.S.$1.00 on December 31, 2002 and R$2.9656 to U.S.$1.00 on May 30, 2003. On June 6, 2003, the real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.8491 to U.S.$1.00.

Largely as a result of a depreciation in the value of the real, increases in administered prices (prices subject to government regulation, such as rates for telephone calls and prices for gasoline and other petroleum derivatives, and prices governed by contracts with vendors, such as fares charged for certain public transportation) and rising oil prices in the world markets, the inflation rate began to rise in Brazil during the fourth quarter of 2002. The broad consumer rate index (IPCA), which the Central Bank uses for inflation-targeting purposes, began to accelerate in October 2002, increasing 1.3% in October 2002, 3.0% in November 2002, 2.1% in December 2002 and 2.3% in January 2003. As a result, the inflation rate, as measured by IPCA, increased from 7.7% for the 12 months ending June 30, 2002 to 12.5% for the 12 months ending December 31, 2002 and to 16.8% for the 12 months ending April 30, 2003.

The Central Bank responded by increasing its overnight Over/Selic interest rate target from 18% to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. The IMF also announced on September 6, 2002, in response to Brazil’s economic situation, that it had approved Brazil’s request for a 15-month standby facility of 22.8 billion in special drawing rights, or SDR (approximately U.S.$32.4 billion as of May 31, 2003), to support the country’s economic and financial program through December 2003. The standby facility replaced the 15-month standby facility that had been approved by the IMF on September 14, 2001. The IMF has completed two reviews under the new facility, in which the IMF found that Brazil had fulfilled all performance criteria under its letter of intent. As of May 31, 2003, Brazil had made purchases totaling SDR7.6 billion (approximately U.S.$10.8 billion) under the facility.

The depreciation in the value of the real and the increases in the Over/Selic interest rate target have increased the outstanding amount of Brazil’s public sector debt, much of which is indexed to the real-U.S. dollar exchange rate or the Over/Selic rate. Brazil’s net public sector debt rose from R$660.9 billion (or 52.6% of GDP) on December 31, 2001 to R$881.1 billion (or 56.5% of GDP) on December 31, 2002 and R$904.4 billion (or 56.6% of GDP) on February 28, 2003, before declining to R$888.1 billion (or 55.3% of GDP) on March 31, 2003 and R$839.8 billion (or 52.2% of GDP) on April 30, 2003.

Recent Political Developments

After winning a runoff election with 61% of the vote on October 27, 2002, Luiz Inácio Lula da Silva assumed the presidency of Brazil on January 1, 2003. As President, Mr. da Silva has initiated a series of social programs, including a “Zero Hunger” campaign, which is intended to eradicate famine and address poverty in the country. He has also advocated reforms of the tax and pension systems and amendments to the country’s bankruptcy law. Finally, the da Silva administration’s economic policy has been characterized by fiscal discipline, a floating exchange rate and inflation targeting. Among the da Silva administration’s first initiatives was an increase in the consolidated public sector primary surplus target from 3.75% of GDP in 2002 to 4.25% of GDP in 2003, 2004 and 2005.

Mr. da Silva’s proposed pension reforms include:

•	an increase in the minimum retirement age for all civil servants from 48 to 55 years for women and from 53 to 60 years for men;

•	a cap on the amount of pensions paid to widows of civil servants of 70% of the amount to which the deceased spouse would have been entitled;

•	the institution of a uniform contribution level for municipal, state and federal workers consisting of 11% of the amount of the employee’s salary;

•	a requirement that retired civil servants contribute to the social security system 11% of the amount by which the retired employee’s pension exceeded R$1,058 per month; and

•	a cap on pensions paid to private sector retirees of R$2,400 per month. Mr. da Silva’s tax reforms would include the elimination of certain taxes and the replacement of the state tax on the circulation of goods and services (ICMS) with a value-added tax at uniform rates for all states.

The state governors have agreed on the guiding principles for the proposed pension and tax reforms. Certain of these reforms will require amendments to Brazil’s federal Constitution. The Government has submitted to the Congress legislation intended to implement these reforms on April 30, 2003.

Mr. da Silva is a member of the Workers’ Party (Partido dos Tabalhadores, or PT). Following the October 2002 elections, Mr. da Silva’s party held 90 out of the 513 seats in the Chamber of Deputies and 10 out of the 81 seats in the Senate. Mr. da Silva was elected as part of a broad coalition consisting of the Liberal Party and five smaller parties, including the Brazilian Progressive Party (or PPB) and the Brazilian Workers Party (or PTB). Mr. da Silva’s coalition consists of 287 members (55.9%) of the Chamber of Deputies and 32 members (39.5%) of Senate. Because his coalition controls less than a majority of the Senate and less than the 60% required in each house to approve constitutional amendments, Mr. da Silva’s success in enacting his initiatives will depend on his ability to form and maintain alliances with other major parties in the Congress. On May 27, 2003, the Partido do Movimento Democrático Brasileiro, or PMDB, the largest party in the Senate and the third largest party in the Chamber of Deputies, decided to ally itself with Mr. da Silva’s coalition, giving Mr. da Silva’s coalition a potential majority in both houses of the Congress.

Balance of Payments; Foreign Trade; International Reserves

Brazil registered a trade surplus of approximately U.S.$13.1 billion in 2002, versus a trade surplus of approximately U.S.$2.6 billion in the previous year. The improvement in the trade balance in 2002 resulted, in large part, from a 3.7% growth in exports and a 15.0% decline in imports caused by the depreciation of the real. The increase in the trade balance was sufficient to reduce the current account deficit to approximately U.S.$7.7 billion (1.7% of GDP) in 2002 from approximately U.S.$23.2 billion (4.6% of GDP) in 2001. However, net foreign direct investment fell to U.S.$16.6 billion in 2002 from U.S.$22.5 billion in 2001, resulting in a balance of payments surplus of approximately U.S.$302 million, compared with a U.S.$3.3 billion balance of payments surplus in 2001.

During the first four months of 2003, Brazil registered an accumulated trade surplus of approximately U.S.$5.5 billion, the largest surplus registered for the first four months of any year since 1990, versus an accumulated trade surplus of approximately U.S.$1.5 billion for the corresponding period in 2002. Exports for the first four months of 2003 totaled U.S.$20.8 billion, a record high and a 25.5% increase over the corresponding period in 2002, while imports totaled U.S.$15.3 billion, a 1.8% increase over the corresponding period in 2002. The improvement in the trade balance during the first four months of 2003 resulted in an accumulated current account deficit of approximately U.S.$884 million, compared to a deficit of approximately U.S.$5.2 billion for the corresponding period in 2002. The improved trade balance also resulted in an accumulated balance of payments surplus of approximately U.S.$2.8 billion for the first four months of 2003, compared with a U.S.$2.9 billion balance of payments deficit for the corresponding period in 2002.

Preliminary trade figures for May 2003 indicate that Brazil registered a trade surplus of approximately U.S.$2.5 billion, based on exports totaling U.S.$6.4 billion and imports totaling U.S.$3.9 billion. The U.S.$2.5 billion trade surplus is the highest monthly total ever. The trade surplus for the first five months of 2003 was approximately U.S.$8.0 billion, which was the highest registered for the first five months of any year, compared to a U.S.$1.9 billion surplus in the same period of the previous year. Exports for the first five months of 2003 totaled approximately U.S.$27.1 billion, a 29.3% increase over the corresponding period of the previous year. Imports for the first five months of 2003 totaled approximately U.S.$19.1 billion, roughly equal to the corresponding period in 2002.

Brazil’s international reserves (which include gold and foreign exchange holdings) stood at U.S.$37.8 billion on December 31, 2002 and U.S.$43.4 billion on May 30, 2003.

Total Brazilian external debt stood at U.S.$210.7 billion as of December 31, 2002, excluding intercompany loans. Out of this amount, U.S.$187.3 billion constituted medium- and long-term debt and U.S.$23.4 billion represented short-term debt. External debt of the private sector and the public financial sector amounted to U.S.$100.3 billion, while external debt of the public nonfinancial sector totaled U.S.$110.4 billion on the same date.

Interbank credit lines declined significantly in the aftermath of Argentina’s default in respect of certain of its external debt, but this trend reversed itself during the first quarter of 2003. Interbank credit lines totaled U.S.$15.0 billion as of April 30, 2003.

External financing needs, defined as the difference of the current account deficit minus net foreign direct investment, has been negative since January 2002, totaling negative U.S.$9.3 billion for the twelve months ending April 30, 2003. This means that Brazil received more through net foreign direct investment than was required to finance the current account deficit during the 12-month period ending April 30, 2003.

Gross Domestic Product

Brazil’s GDP grew by 1.5% in 2002, compared with a 1.4% increase in 2001 and a 4.4% increase in 2000. A large part of the GDP increase in 2002 was attributable to the agricultural sector, which grew by 5.8%, as well as to strong growth in the oil and communications sectors. Growth in the industrial and services sectors was 1.5% and 1.5%, respectively.

Brazil’s GDP growth was flat during the first quarter of 2003, falling 0.1% relative to the fourth quarter of 2002. The agricultural sector rose 3.7% during the first quarter of 2003, but the industrial sector declined 2.2%. Growth in the services sector was flat.

Prices

The broad consumer rate index, or IPCA, rose 7.7% in 2001 and 12.5% in 2002. The IPCA rate rose 0.6% in May 2003, yielding an increase of 17.2% for the twelve months ended May 31, 2003.

The inflation rate (as measured by GPI-DS) rose 1.6% in February 2003, 1.7% in March 2003 and 0.4% in April 2003, but fell 0.7% in May 2003, yielding an increase of 30.0% for the twelve months ended May 31, 2003.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to U.S.$1.00 on December 31, 2002, R$3.5258 to U.S.$1.00 on January 31, 2003, R$3.5632 to U.S.$1.00 on February 28, 2003, R$3.3531 to U.S.$1.00 on March 31, 2003, R$2.8898 to U.S.$1.00 on April 30, 2003, R$2.9656 to U.S.$1.00 on May 30, 2003 and R$2.8491 to U.S.$1.00 on June 6, 2003.

As the real depreciated against the U.S. dollar during the second half of 2002, the Central Bank intervened in the foreign exchange markets to provide liquidity to those markets. The intervention took three forms: (i) direct intervention in the spot market totaling U.S.$5.8 billion during the period from July to October 2002; (ii) the provision of short-term U.S. dollar credit lines to banks, which had no accounting impact on Brazil’s international reserves; and (iii) the provision of credit lines to exporters in the amount of U.S.$1.5 billion during the period from August to October 2002, in order to compensate for a reduction of credit lines provided by foreign banks.

Employment

The unemployment rate in Brazil’s six largest metropolitan areas stood at 11.2% in January 2003, 11.6% in February 2003, 12.1% in March 2003 and 12.4% in April 2003.

Effective April 1, 2003, the national minimum monthly wage rose 20% to R$240 from R$200 pursuant to Provisional Measure No. 116 of April 2, 2003.

Foreign Investment

Net foreign direct investment totaled approximately U.S.$16.6 billion in 2002 (3.6% of GDP), compared with approximately U.S.$22.5 billion of such investment registered in 2001 (4.4% of GDP).

During the first four months of 2003, net foreign direct investment totaled approximately U.S.$2.8 billion, compared with approximately U.S.$6.7 billion of such investment registered during the same period in 2002.

Electricity Sector

The depreciation of the real has also affected the energy sector, which has not been able to pass through all of its foreign exchange-related costs to consumers because of the Government’s regulation of energy tariffs. As a result of the depreciation of the real, (i) energy purchased by Brazilian power distributors from Itaipú, the large hydroelectric generation project jointly run by Brazil and Paraguay, became more expensive because such energy is priced in U.S. dollars, and (ii) debt service in respect of foreign exchange-denominated loans increased. Power distribution companies were unable to pass all of these increased expenses to consumers, which, together with reduced demand arising from mandated power rationing in 2001 and 2002, resulted in substantial losses to the energy sector 2002. To assist power distributors experiencing losses because of the Government’s decision to defer until 2004 a full adjustment of energy tariffs to reflect these increased costs, the Government has agreed to lend the affected distributors up to R$1.9 billion. On May 29, 2003, the Government announced that the National Bank for Economic and Social Development, or BNDES, would loan up to a total of R$1.15 billion to power distributors in Brazil. The R$1.15 billion credit is part of the R$1.9 billion in loans that the Government has agreed to make available to power distributors in Brazil.

Financial System

On several occasions in 2002, the Central Bank changed the reserve requirements of the financial system to control liquidity in the overnight market. During the first quarter of 2003, the Central Bank continued to adjust its reserve requirements. On February 19, 2003, the Central Bank raised its reserve requirement for demand deposits to 60% from 45%.

The National Monetary Council of Brazil also introduced other measures to strengthen the Brazilian financial and capital markets, including mandatory periodic replacement of independent auditors of financial institutions and certain measures relating to transfers of control and mergers of financial institutions.

On May 29, 2003, the Brazilian National Congress adopted Constitutional Amendment No. 40. This amendment will, among other things, permit regulatory changes in the Brazilian financial system to be made through multiple legislative initiatives rather than a single comprehensive measure. The amendment makes possible the granting of autonomy to the Central Bank by means of the passage of complementary legislation adopted by an absolute majority of the members of each house of the National Congress.

Monetary Policy

Citing improved economic conditions, the Central Bank initially lowered its Over/Selic target to 18% from 18.5% on July 17, 2002. As the inflation rate increased, however, the Central Bank raised its Over/Selic target to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. At its March 19, 2003 meeting, the Central Bank maintained its 26.5% target but adopted an upward bias in light of external uncertainties due to the conflict in Iraq. At its April 23, 2003 meeting, the Central Bank maintained the 26.5% target but removed the upward bias.

Public Finance

Brazil’s accumulated consolidated public sector primary surplus in 2002 totaled R$52.4 billion (or 4.0% of GDP), up from R$43.7 billion (or 3.6% of GDP) in 2001. Brazil’s nominal interest expense rose to R$114.0 billion (or 8.6% of GDP) in 2002 from R$86.4 billion (or 7.2% of GDP) in 2001. The result was an increase in the accumulated consolidated public sector nominal deficit to R$61.6 billion (or 4.7% of GDP) in 2002 from approximately R$42.8 billion (or 3.6% of GDP) in 2001.

The following table sets forth revenues and expenditures of the Government in 2001 and 2002 and as projected in the 2003 budget:

Primary Result of the Central Government and 2003 Budget(1)

	Year Ended December 31				2003 Budget
	2001		2002
	(in billions of reais)
1—Total Revenues	R$	271.9	R$	321.9	R$	352.8
1.1—Treasury revenue		209.8		250.9		273.5
1.1.1—Administrative revenue		190.1		233.5		242.7
1.1.2—Refunds		(6.1)		(8.4)		0
1.1.3—Direct taxes		0		0		0
1.1.4—Other revenues		26.0		26.0		30.8
1.1.5—Fiscal incentives		(0.2)		(0.2)		0
1.2—Social security receipts		62.5		71.0		79.3
2—Total Expenditures		249.2		291.1		320.1
2.1—Treasury expenditures		173.9		203.1		221.6
2.1.1—Transfers to States and municipalities		46.0		56.1		54.3
2.1.2—Expenditures of the Federal Administration		123.4		144.1		163.3
2.1.3—Subsidies and subventions		4.6		2.9		4.0
2.2—Social security benefits		75.3		88.0		98.5
3—Primary Result(2)		21.7		30.0		32.7
3.1—Federal Government result (1-2)		22.4		30.8		32.7
3.1.1—National Treasury (1.1-2.1)		35.3		47.8		51.9
3.1.2—Social security (1.2-2.2)		(12.8)		(17.0)		(19.2)
3.2—Central Bank result		(0.7)		(0.8)		n.a
4—Financing Requirement(3)		(22.0)		(30.8)		n.a
5—Errors and Omissions(3)		(0.4)		2.4		n.a

(1)	Consolidated accounts of the National Treasury, Social Security and the Central Bank.
(2)	Above the line. Surplus/(deficit).
(3)	(Surplus)/deficit.

Source:    Ministry of Finance/National Treasury Secretariat and Central Bank

As of April 30, 2003, Brazil’s accumulated consolidated public sector primary surplus was R$32.7 billion (6.5% of GDP), compared with R$20.5 billion accumulated consolidated public sector primary surplus for the corresponding period in 2002. The accumulated consolidated public sector nominal deficit was R$18.6 billion as of April 30, 2003 (3.7% of GDP), almost twice the R$9.9 billion accumulated consolidated public sector nominal deficit for the corresponding period in 2002.

Public Debt

Brazil’s net public sector debt stood at R$881.1 billion (or 56.5% of GDP) on December 31, 2002, up from R$660.9 billion (or 52.6% of GDP) on December 31, 2001. Brazil’s consolidated net public sector external debt stood at R$226.8 billion on December 31, 2002.

On April 30, 2003, Brazil’s net public sector debt stood at R$839.8 billion (or 52.2% of GDP). On April 30, 2003, Brazil’s consolidated net public sector external debt was R$187.4 billion.

On April 30, 2003, Brazil’s U.S. dollar-indexed domestic securities debt (including foreign exchange swaps issued by the Central Bank) totaled approximately R$195.7 billion (30.4% of all federal debt securities), a reduction from the approximately R$230.6 billion (33.6% of all federal debt securities) of such securities on December 31, 2002. By contrast, the aggregate principal amount of the federal debt securities indexed to the Over/Selic rate rose from R$288.0 billion (41.9% of all federal debt securities) on December 31, 2002 to R$337.7 billion (48.5% of all federal debt securities) on April 30, 2003, while fixed rate federal debt securities declined from R$13.7 billion (2.0% of all federal debt securities) on December 31, 2002 to R$12.3 billion (1.8% of all federal debt securities) on April 30, 2003.

Since 1994, debt management policy has been aimed at, among other things, lengthening the maturity of domestic public debt. In April 2003, the average tenor of Brazil’s domestic debt securities was 31.8 months, a reduction from the average tenor of 33.2 months in December 2002, but an increase from the average tenor of 29.9 months in December 2000.

On June 28, 2002, the Federal Senate approved an increase to U.S.$40 billion (or its equivalent in another currency) in the aggregate principal amount of bonds that Brazil is permitted to issue under its Program for the Issuance and Sale of National Treasury Bonds Abroad. The proceeds of any bonds issued under that program are to be used to refinance internal indebtedness of Brazil at a lower cost and for a longer term. The previous limit on Brazil’s borrowing authority under the program was U.S.$30 billion (or its equivalent in another currency).

On May 6, 2003, Brazil completed an offering of U.S.$1 billion aggregate principal amount of its 10% Global Bonds due 2007. This issue differed from Brazil’s other global bond issues in that the new bonds included provisions known as “collective action clauses,” which permit Brazil to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 85% of the aggregate principal amount of the outstanding bonds. Additionally, if an event of default has occurred and is continuing, the bonds may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding bonds of that type.

Brazil has signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S.$1.25 billion aggregate principal amount of its 10.25% Global Bonds due 2013. The settlement is expected to occur on June 17, 2003. The new bonds will contain collective action clauses similar to those in Brazil’s 10% Global Bonds due 2007 issued on May 6, 2003.